EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C.  V6H 1H2

www.emgold.com

September 4, 2013	TSX Venture Exchange: EMR

OTCQB:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

EMGOLD RAISES US$450,000

THROUGH REAL ESTATE TRANSACTION

Emgold Mining Corporation (EMR: TSX-V) ("Emgold" or the "Company") is pleased to announce that it has raised US$450,000 through the sale of 18 acres of land located in Nevada County, California.  The sale decreases the land package owned by the Company related to the Idaho-Maryland Project from about 52 acres to 34 acres.  The land sold is not required for the potential development of the Idaho-Maryland Project and was purchased by an adjacent property owner. Proceeds of the transaction will be used for general working capital.

David Watkinson, President of Emgold stated, “The proceeds from this sale provides financing for the Company in a tough equity market and is non-dilutive to our shareholders.”

About Emgold Mining Corporation

Emgold is a junior gold exploration and project development company that has several exploration properties located in the western U.S. and Canada.  These include the Buckskin Rawhide East and West and Koegel Rawhide gold properties in Nevada, and the Stewart and Rozan poly-metallic properties in British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Such statements assume that .  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include , and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.